EXHIBIT 99.1

Acasti Pharma Shares to Trade on NASDAQ

LAVAL, Quebec, Jan. 7, 2013 (GLOBE NEWSWIRE) -- Acasti Pharma Inc. ("Acasti") (Nasdaq:ACST) (TSX-V:APO), a Neptune Technologies & Bioressources Inc. ("Neptune") subsidiary, is pleased to announce that it has been approved to list its common shares on the NASDAQ Capital Market beginning on January 7, 2013 under the ticker symbol "ACST."

"The listing of our common shares on the NASDAQ is an important milestone for Acasti," stated Xavier Harland, Chief Financial Officer. "We believe our new listing will provide Acasti greater exposure to investors in the U.S. and around the world and reflects our effort to increase liquidity for our shareholders," he added.

"We're completing an important part of Acasti's development plan with this listing. As set forth in Acasti's business plan, the NASDAQ listing should be followed by the expected completion of the open label clinical trial," said Harlan Waksal, Executive Vice-President. "There are multiple US institutional funds that are restricted from investing in shares that trade on foreign exchanges. We therefore believe that Acasti's NASDAQ listing will broaden its base of potential shareholders," he added.

About Acasti Pharma Inc.

Acasti Pharma is developing a product portfolio of proprietary novel long-chain omega-3 phospholipids. Phospholipids are the major component of cell membranes and are essential for all vital cell processes. They are one of the principal constituents of High Density Lipoprotein (good cholesterol) and, as such, play an important role in modulating cholesterol efflux. Acasti Pharma's proprietary novel phospholipids carry and functionalize the polyunsaturated omega-3 fatty acids EPA and DHA, which have been shown to have substantial health benefits and which are stabilized by potent antioxidants. Acasti Pharma is focusing initially on treatments for chronic cardiovascular and cardiometabolic conditions within the over-the-counter, medical food and prescription drug markets.

"Neither NASDAQ nor the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release."

Statements in this press release that are not statements of historical or current fact constitute "forward-looking statements" within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and Canadian securities laws. Such forward-looking statements involve known and unknown risks, uncertainties, and other unknown factors that could cause the actual results of the Company to be materially different from historical results or from any future results expressed or implied by such forward-looking statements. In addition to statements which explicitly describe such risks and uncertainties, readers are urged to consider statements labeled with the terms "believes," "belief," "expects," "intends," "anticipates,"  "will," or "plans" to be uncertain and forward-looking. The forward-looking statements contained herein are also subject generally to other risks and uncertainties that are described from time to time in the Company's reports filed with the Securities and Exchange Commission and the Canadian securities commissions.

CONTACT: Acasti Contact:
         Xavier Harland
         Chief Financial Officer
         +1.450.687.2262
         x.harland@acastipharma.com
         www.acastipharma.com

         Howard Group Contact:
         Dave Burwell
         (888) 221-0915
         dave@howardgroupinc.com
         www.howardgroupinc.com